Exhibit 10.91

Description of Executive Officer Compensation Arrangements

The following discussion describes and analyzes the compensation policies, arrangements and decisions for our named executive officers in 2017. We believe our existing compensation policies, arrangements and decisions are consistent with our compensation philosophy and objectives discussed below and align the interests of our named executive officers with our short-term and long-term business objectives. During 2017, our named executive officers were:

•	John Melo, our President and Chief Executive Officer (our “CEO”)

•	Kathleen Valiasek, our Chief Financial Officer(1)

•	Joel Cherry, our President, Research and Development

•	Eduardo Alvarez, our Chief Operating Officer(2)

•	Nicole Kelsey, our General Counsel and Secretary(3)

•	Raffi Asadorian, our former Chief Financial Officer(4)

(1)	Ms. Valiasek joined us as Chief Financial Officer effective January 4, 2017.

(2)	Mr. Alvarez joined us as Chief Operating Officer effective October 16, 2017.

(3)	Ms. Kelsey joined us as General Counsel and Secretary effective August 7, 2017.

(4)	Mr. Asadorian resigned as our Chief Financial Officer effective January 4, 2017.

Compensation Philosophy and Objectives and Elements of Compensation

The primary objectives of our executive compensation program in 2017 were to:

•	Attract, retain, and motivate highly talented employees that are key to our success;

•	Reinforce our core values and foster a sense of ownership, urgency and entrepreneurial spirit;

•	Link compensation to individual, team, and company performance (as appropriate by employee level);

•	Emphasize performance-based compensation for individuals who can most directly impact stockholder value; and

•	Provide exceptional pay for delivering exceptional results.

Our success depends, among other things, on attracting and retaining executive officers with experience and skills in a number of different areas as we continue to drive improvements in our technology platform and production process, pursue and establish key commercial relationships, develop and commercialize products and establish a reliable supply chain and manufacturing organization.

Our business continues to be in an early stage of development with cash management being one key consideration for our strategy and operations. Accordingly, for 2017, we intended to provide a competitive compensation program that would enable us to attract and retain the top executives and employees necessary to develop our business, while being prudent in the management of our cash and equity. Based on this approach, we continued to aim to balance and reward annual and long-term performance with a total compensation package that included a mix of both cash and equity. Our compensation program was intended to align the interests of our executive officers, key employees and stockholders and to drive the creation of stockholder value by providing long-term incentives through equity-based awards. We continued to adhere to this general compensation philosophy for 2017.

Our intent and philosophy in designing compensation packages at the time of hiring of new executives is based on providing compensation that we believe is sufficient to enable us to attract the necessary talent, within prudent limitations as discussed above. Compensation of our executive officers after the initial period following their hiring is influenced by the amounts of compensation that we initially agreed to pay them, as well as by our evaluation of their subsequent performance, changes in their levels of responsibility, retention considerations, prevailing market conditions, our financial condition and prospects, and our attempt to maintain an appropriate level of internal pay parity in the compensation of existing executive officers relative to the compensation paid to more recently hired executives.

We compensate our executive officers with a combination of salaries, cash bonuses and equity awards. We believe this combination of cash and equity compensation, subject to strategic allocation among such components, is largely consistent with the forms of compensation provided by other companies with which we compete for executive talent, and, as such, matches the expectations of our executive officers and the market for executive talent. We also believe that this combination provides appropriate incentive levels to retain our executives, reward them for performance in the short term and induce them to contribute to the creation of value in Amyris over the long term. We view the different components of our executive compensation program as distinct, each serving particular functions in furthering our compensation philosophy and objectives, and, together, providing a holistic approach to achieving such philosophy and objectives.

Base Salary.   We believe that we must maintain base salary levels that are sufficiently competitive to position us to attract and retain the executive officers we need and that it is important for our executive officers to perceive that over time they will continue to have the opportunity to earn a salary that they regard as competitive. The Leadership Development and Compensation Committee of our Board (the “LDCC” or the “Committee”) reviews and adjusts, as appropriate, the base salaries of our executive officers on an annual basis, and makes decisions with respect to the base salaries of new executives at the time of hire. In making such determinations, the Committee considers several factors, including our overall financial performance, the individual performance of the executive officer in question (including, for executives other than our CEO, the recommendation of our CEO based on a performance evaluation of the executive officer in question), the executive officer’s potential to contribute to our annual and longer-term strategic goals, the executive officer’s scope of responsibilities, qualifications and experience, competitive market practices for base salary, prevailing market conditions and internal pay parity.

Cash Bonuses.   We believe the ability to earn cash bonuses should provide incentives to our executive officers to effectively pursue goals established by our Board and should be regarded by our executive officers as appropriately rewarding effective performance against these goals. For 2017, the LDCC adopted a cash bonus plan for our executive officers, the details of which are described below under “2017 Compensation.” The 2017 cash bonus plan included company performance goals and individual performance goals and was structured to motivate our executive officers to achieve our short-term financial and operational goals and to reward exceptional company and individual performance. In particular, our 2017 cash bonus plan was designed to provide incentives to our executive officers to achieve 2017 company financial and operational targets on a quarterly and annual basis, together with various key individual operational objectives that were considered for annual performance achievement. In general, target bonuses for our executive officers are initially set in their offer letters based on similar factors to those described above with respect to the determination of base salary. For subsequent years, target bonuses for our executive officers may be adjusted by the LDCC based on various factors, including any modifications to base salary, competitive market practices and the other considerations described above with respect to adjustments in base salary. In addition, in 2017 the LDCC granted discretionary cash bonuses to certain of our executive officers in recognition of their exceptional performance, the details of which are described below under “2017 Compensation.”

Equity Awards.   Our equity awards are designed to be sufficiently competitive to allow us to attract and retain talented and experienced executives. In 2017, we granted both stock option and restricted stock unit (“RSU”) awards to our executive officers. Option awards for executive officers are granted with an exercise price equal to the fair market value of our common stock on the date of grant; accordingly, such option awards will have value to our executive officers only if the market price of our common stock increases after the date of grant. RSU awards represent the right to receive full-value shares of our common stock without payment of any exercise or purchase price. Shares of our common stock are not issued when a RSU award is granted; instead, once a RSU award vests, one share of our common stock is issued for each vested RSU. In the past, we generally granted smaller RSU awards as compared to option awards because RSUs have a greater fair value per unit than options. However, in 2017 we continued a practice that began in 2016 to place a greater emphasis on RSU awards to increase the perceived value of equity awards granted to our executive officers. The relative weighting between the option and RSU awards granted to our executive officers is based on the LDCC’s review of market practices.

We typically grant option awards with four-year vesting schedules. Stock option grants include a one year “cliff”, where the option award vests as to 25% of the shares of our common stock subject to the award after one year, and monthly thereafter, subject to continued service through each vesting date. Our RSU awards have generally been granted with three-year vesting schedules, vesting as to 1/3rd of the units subject to the award annually, subject to continued service through each vesting date. We believe such vesting schedules are generally consistent with the option and RSU award granting practices of our peer group companies. In 2017, we granted option and restricted stock unit awards to new executive officer hires with non-standard vesting terms, the details of which are described below under “2017 Compensation.”

We grant equity awards to our executive officers in connection with their hiring, or, as applicable, their promotion from other roles at the company. The size of initial equity awards is determined based on the executive’s position with us and takes into consideration the executive’s base salary and other compensation as well as an analysis of the grant and compensation practices of our peer group companies in connection with establishing our overall compensation policies. The initial equity awards are generally intended to provide the executive with an incentive to build value in the company over an extended period of time, while remaining consistent with our overall compensation philosophy. Insofar as we have to date incurred operating losses and consumed substantial amounts of cash in our operations, and to compensate for cash salaries and cash bonus opportunities that were, in certain cases, lower than those offered by competing employers, we have sought to attract executives to join us by granting equity awards that would have the potential to provide significant value if we are successful.

We grant additional equity awards in recognition of commendable performance, in connection with significant changes in responsibilities, and/or in order to better ensure appropriate retention and incentive opportunities from time to time. Further, equity awards are a component of the annual compensation package of our executive officers. In 2017, the LDCC granted equity awards based on input from management regarding performance, to satisfy our retention objectives and other considerations. In approving such awards, the LDCC took into account various factors, including the responsibilities, past performance and anticipated future contribution of the executive officer, his or her overall compensation package, his or her existing equity holdings and practice at our peer group companies.

Role of Stockholder Say-on-Pay Votes.   At our 2011, 2014 and 2017 annual meetings of stockholders, our stockholders voted, on an advisory basis, on the compensation of our named executive officers (commonly referred to as a “stockholder say-on-pay vote”). A majority of the votes cast were voted in favor of the non-binding advisory resolutions approving the compensation of our named executive officers as summarized in our 2011, 2014 and 2017 proxy statements. In 2017, 99% of the votes cast on the stockholder say-on-pay vote approved, on a non-binding advisory basis, the compensation of our named executive officers as summarized in our 2017 proxy statement. The LDCC believes that this affirms our stockholders’ support of our approach to executive compensation, and, accordingly, did not materially change its approach to executive compensation in 2017 and does not intend to do so in 2018. In addition, in 2017 our stockholders approved, and our Board subsequently adopted, a three-year interval for conducting future stockholder say-on-pay votes. Accordingly, our stockholders will again be voting, on an advisory basis, on the compensation of our named executive officers at our 2020 annual meeting of stockholders.

Compensation Policies and Practices As They Relate to Risk Management

The LDCC has determined, through discussions with management and Compensia, Inc. (“Compensia”) at Committee meetings held in February 2017 and February 2018, that our policies and practices of compensating our employees, including our executive officers, are not reasonably likely to have a material risk to us. The assessments conducted by the Committee focused on the key terms of our bonus plans and equity compensation programs in 2017, and our plans for such programs in 2018. Among other things, the Committee focused on whether our compensation programs created incentives for risk-taking behavior and whether existing risk mitigation features and policies were sufficient in light of the overall structure and composition of our compensation programs. Among other things, the Committee considered the following aspects of our overall compensation program:

•	Our base salaries are generally high enough to provide our employees with sufficient income so that they are not dependent on bonus income to meet their basic cost of living.

•	Cash bonus targets are typically 10 – 25% of an employee’s base salary (40 – 100% for our executive officers), which we believe provides balanced incentives for performance, but does not encourage excessive risk taking to achieve such goals.

•	For key employees, our 2017 cash bonus plan (as discussed in more detail below under “2017 Compensation — Cash Bonuses”) emphasized company performance over individual performance objectives and provided for a maximum total bonus funding available for payout of 137.5% of target funding, with payouts ranging from 0% to 225% of an individual’s annual target bonus depending on company and individual performance. Our 2018 cash bonus plan provides for a maximum total bonus funding available for payout of 165% of target funding, with payouts ranging from 0% to 255% of an individual’s annual target bonus depending on company and individual performance.

•	Generally, we do not provide commission or similar compensation programs to our employees. However, starting in 2016 we implemented a sales commission plan for certain employees involved in sales activities. The sales commission plan in 2017 for these employees provided what we viewed as moderate leverage, in which approximately 70 – 90% of the salesperson’s cash compensation was base salary and approximately 10 – 30% was commission-based, depending on the nature of the role. Further, under the sales commission plan, commissions are not earned by the salesperson until we have received payment from the relevant customer.

•	For our executive officers, in 2017 we targeted the 40th percentile of our competitive market for total cash compensation and the 75th percentile or above of our competitive market (subject to dilution constraints) for equity compensation, which typically was to vest over three to four years, providing our executives with significant incentives for our longer-term success. In 2018, we are targeting 50th percentile of our competitive market for total cash compensation and between the 50th to the 75th percentile of our competitive market (subject to company performance and affordability) for equity compensation.

Based on these considerations, the Committee determined that our compensation programs, including our executive and non-executive compensation programs, provide an appropriate balance of incentives and do not encourage our executives or other employees to take excessive risks or otherwise create risks that are likely to have a material adverse effect on us.

Role of Compensation Consultant.   In connection with an annual review of our executive compensation program for 2017, the LDCC retained Compensia, a national compensation consulting firm, to provide advice and guidance on our executive compensation policies and practices and relevant information about the executive compensation practices of similarly situated companies. In 2017, Compensia assisted in the preparation of materials for executive compensation proposals in advance of Committee meetings, including 2017 compensation levels for our executive officers and the design of our cash bonus, equity, severance and change of control programs and other executive benefit programs. Compensia also reviewed and advised the LDCC on materials relating to executive compensation prepared by management for Committee consideration. In addition, in the fourth quarter of 2016, Compensia assisted the LDCC in developing our compensation peer group for 2017 (as discussed below). The LDCC retained Compensia again in the third quarter of 2017 to provide assistance with respect to our 2018 compensation planning, including updates to our compensation peer group.

Compensia, under the direction of the LDCC, may continue to periodically conduct a review of the competitiveness of our executive compensation programs, including base salaries, cash bonus opportunities, equity awards and other executive benefits, by analyzing the compensation practices of companies in our compensation peer group, as well as data from third-party compensation surveys. Generally, the LDCC uses the results of such analyses to assess the competitiveness of our executive officers’ total compensation, and to determine whether each component of such total compensation is properly aligned with reasonable and responsible practices among our peer companies.

The LDCC also retained Compensia for assistance in reviewing and making recommendations to our Board regarding the compensation program for our non-employee directors when it was originally adopted in late 2010 and again when such program was subsequently amended in December 2015 and November 2016, and to provide market data and materials to management and the Committee.

In August 2016 and September 2017, the LDCC reviewed the independence of Compensia under applicable compensation consultant independence rules and standards and determined that Compensia had no conflict of interest with Amyris.

Compensation Decision Process

Under the charter of the LDCC, our Board has delegated to the Committee the authority and responsibility to discharge the responsibilities of the Board relating to the compensation of our executive officers. This includes, among other things, review and approval of the compensation of our executive officers and of the terms of any compensation agreements with our executive officers.

In general, the LDCC is responsible for the design, implementation and oversight of our executive compensation program. In accordance with its charter, the Committee determines the annual compensation of our Chief Executive Officer and other executive officers and reports its compensation decisions to our Board. The Committee also administers our equity compensation plans, including our 2010 Equity Incentive Plan (the “2010 EIP”) and 2010 Employee Stock Purchase Plan. Generally, our Human Resources, Finance and Legal departments work with our Chief Executive Officer to design and develop new compensation programs applicable to our executive officers and non-employee directors, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, to prepare peer compensation comparisons and other committee briefing materials, and to implement the decisions of the Committee. Members of these departments and our Chief Executive Officer also meet separately with Compensia to convey information on proposals that management may make to the LDCC, as well as to allow Compensia to collect information about Amyris to develop its recommendations. In addition, our Chief Executive Officer conducts reviews of the performance and compensation of the other executive officers, and based on these reviews and input from Compensia and our Human Resources department, makes recommendations regarding executive compensation (other than his own) directly to the Committee. For the Chief Executive Officer’s compensation, the Chief Human Resources Officer works directly with the LDCC chair, as well as Compensia and the Human Resources, Finance and Legal departments of Amyris to design, develop, recommend to the Committee and implement the above compensation analysis and programs, as well as review the performance of our CEO. None of our executive officers participated in the determinations or deliberations of the LDCC regarding the amount of any component of his or her own 2017 compensation.

Use of Competitive Data.   To monitor the competitiveness of our executive officers’ compensation, in November 2016 the LDCC approved a compensation peer group (the “Peer Group”) to be used in connection with its 2017 compensation discussions that analyzed the compensation of executive officers in comparable positions at similarly-situated companies. The data gathered from the Peer Group was used as a reference in setting executive pay levels (including cash and equity compensation), non-employee director compensation, pay and incentive plan practices, severance and change-in-control practices, equity utilization and pay/performance alignment. The Peer Group was composed of a cross-section of publicly-traded, U.S.-based companies of similar size to us (based on revenue, market capitalization, number of employees and R&D expenditures) from related industries (biotechnology, oil, gas and consumable fuels, chemicals, food products, personal products and household products). Based on these criteria, the following companies were included in the Peer Group approved by the LDCC for use in assessing the market position of our executive compensation for 2017:

2017 Peer Group

•	Balchem (Specialty Chemicals)

•	BioAmber (Commodity Chemicals)

•	Chemtura (Specialty Chemicals)

•	Codexis (Specialty Chemicals)

•	Innospec (Specialty Chemicals)

•	Intrexon (Biotechnology)

•	Kraton Performance Polymers (Specialty Chemicals)

•	Landec (Packaged Foods & Meats)

•	Metabolix (Specialty Chemicals)

•	Renewable Energy Group (Oil & Gas Refining & Marketing)

•	Rentech (Forest Products)

•	Senomyx (Specialty Chemicals)

•	TerraVia Holdings (formerly Solazyme) (Specialty Chemicals)

In November 2017, the LDCC conducted a review of the Peer Group for 2018. Similar to our approach for developing the 2017 Peer Group, we identified potential peers by screening publicly-traded, U.S.-based companies of similar size to us (based on revenue, market capitalization, number of employees and R&D expenditures) from related industries (biotechnology, oil, gas and consumable fuels, chemicals, food products, personal products and household products). Based on such analysis, the LDCC removed Chemtura from the Peer Group for 2018 due to it recently being acquired and added American Vanguard, a company operating in the fertilizers and agricultural chemicals industry.

In addition to reviewing the compensation practices of the Peer Group, the LDCC looks to the collective experience and judgment of its members and advisors, as well as relevant industry survey data, in determining total compensation and the various compensation components provided to our executive officers. While the LDCC does not believe that the Peer Group data is appropriate as a stand-alone tool for setting executive compensation due to the unique nature of our business, it believes that this information is a valuable reference source during its decision-making process.

Target Compensation Levels.   For 2017, consistent with 2016, the LDCC generally targeted the 40th percentile of our competitive market for total cash compensation (base salary and target cash bonus), as determined based on the Peer Group, supplemented by data from relevant industry surveys. The Committee chose the 40th percentile for total cash compensation in part because we are still in the early stages of product development and therefore need to conserve our cash while we ramp up our operations. Equity has been a critical and prominent component in our overall compensation package and we believe that it will remain an important tool for attracting, retaining and motivating our key talent by providing an opportunity for wealth creation as a result of our long-term success, particularly while we are growing our business and offering total cash compensation opportunities that are below the median of our competitive market. As a result, the LDCC has generally targeted equity compensation levels at the 75th percentile or above of our competitive market for equity compensation based on the Peer Group, supplemented by data from relevant industry surveys, and taking into consideration the LDCC approved targeted annual burn rate.

To this end, the LDCC approved annual equity awards to our named executive officers in May and June 2017 based primarily on the foregoing strategy. Additionally, as noted above, in determining the size of these annual equity grants, the LDCC considered the retention value of existing awards held by our named executive officers (taking into account option exercise prices and the prevailing market value of our common stock), the executives’ overall compensation packages, practice at peer companies and the responsibilities, performance, anticipated future contributions and retention risk of our named executive officers.

For 2018, we are targeting the 50th percentile of our competitive market for total cash compensation and between the 50th - 75th percentile of our competitive market (subject to company performance and affordability) for equity compensation, as determined based on the Peer Group, supplemented by data from relevant industry surveys, which approach the LDCC approved in September 2017.

2017 Compensation

Background.   In designing the compensation program and making decisions for our executive officers for 2017, the Committee sought to balance achievement of critical operational goals with retention of key personnel, including our executive officers. Accordingly, the Committee focused in particular on providing a strong equity compensation program in order to provide strong retention incentives through challenging periods. It also focused on cash management in setting target total cash compensation (and associated salary and bonus target levels) for our executive officers. Another key theme for 2017 was establishing strong incentives to drive our performance, including continued emphasis on company performance goals over individual goals in the 2017 cash bonus plan and on equity compensation for longer-term upside potential and sharing in company growth.

Base Salaries.   In April, May and June 2017, the LDCC reviewed the base salaries, bonus targets and target total cash compensation of our executive officers against the Peer Group, as supplemented by relevant industry survey data, and, as a result of such analysis, as well as consideration of the factors described above under “Compensation Philosophy and Objectives and Elements of Compensation — Base Salary,” approved (i) effective April 1, 2017, an increase to the base salary for Dr. Cherry from $358,750 to $375,000 and an increase to the base salary for Ms. Valiasek from $350,000 to $420,000 and (i) effective June 1, 2017, an increase to the base salary for our CEO from $550,000 to $600,000. The base salaries for Mr. Alvarez and Ms. Kelsey of $400,000 and $395,000, respectively, were set by their respective employment offer letters.

Cash Bonuses.   The LDCC adopted a 2017 cash bonus plan for our executive officers in March 2017. Under the plan, our executive officers were eligible for bonuses based on the achievement of company metrics for each quarter in 2017, with a portion of their target bonus allocated to annual company and individual performance. The 2017 cash bonus plan was intended to provide a balanced focus on both our long-term strategic goals and shorter-term quarterly operational goals. The 2017 cash bonus plan provided for funding and payout of cash bonus awards based on our quarterly and annual performance during 2017 under pre-established metrics set by the LDCC for each quarter and for the year. Payouts, if any, under the 2017 cash bonus plan were made following a review of our results and performance each quarter and, for the annual component, a review occurred in February 2018 with respect to the annual performance of the company as well as each individual’s performance. The 2017 cash bonus plan provided for a 50% weighting for quarterly achievement (with each quarter worth 12.5% of the total bonus fund for the year) and 50% for full year 2017 achievement.

The total funding possible under the 2017 cash bonus plan was based on a cash value (or the “target bonus fund”) determined by the executive officers’ target bonus levels. In May 2017, the LDCC reviewed our executive officers’ bonus targets as part of its review of target total cash compensation for similar roles among executive officers at companies in the Peer Group, as supplemented by relevant industry survey data, and, as a result of such analysis, as well as consideration of the factors described above under “Compensation Philosophy and Objectives and Elements of Compensation — Cash Bonuses,” approved, effective April 1, 2017, increases to the target bonus levels for our executive officers, including our CEO (from 80% to 100% of annual base salary), Ms. Valiasek (from 33% to 40% of annual base salary) and Dr. Cherry (from approximately 35% to 50% of annual base salary). As a result of such increases, target bonus levels for the executive officers in 2017 varied by individual, but were generally set between 40% and 50% of their annual base salary, other than for our CEO, whose target bonus level was set at 100% of his annual base salary. The target bonus levels for Mr. Alvarez and Ms. Kelsey of 100% and 40% of annual base salary, respectively, were set by their respective employment offer letters.

The quarterly and annual funding of the 2017 cash bonus plan was based on achievement of the following company performance metrics for each quarter during 2017 (as determined by the LDCC and, in the case of quarterly funding, as applicable for the quarter based on our operating plan): GAAP revenue (weighted 40%), technical milestone dollars received (weighted 30%), cash production costs at the company’s plant located in Brotas, Brazil (weighted 15%) and cash operating expenditures (weighted 15%). For each quarterly period and for the annual period under the 2017 cash bonus plan, “threshold,” “target” and “superior” performance levels were set for each performance metric, which performance levels were intended to capture the relative difficulty of achievement of that metric.

If we did not achieve at least a 70% weighted average achievement level of the performance metrics described above that achieved at least the “threshold” performance level for a given bonus plan period (the “funding threshold”), no funding would occur for such period. If we achieved at least the funding threshold level, 70% funding would occur. For a weighted average achievement between the funding threshold level and “target” level, a pro rata increase in funding would occur up to 100% of the target bonus fund allocated to such period. For weighted average achievement above the target level, an increase in funding of 2.5% for every 1% above target performance would occur up to, for the quarterly funding, 125% of the target bonus fund for such quarter, and for the annual funding, 150% of the annual target bonus fund.

Any payouts for the quarterly bonus periods would be the same as the funded level (provided the recipient met eligibility requirements through the payout date), and would be subject to a cap of 100% of the allocated quarterly target bonus fund. Any funding in excess of 100% of the allocated quarterly target bonus fund would not be paid out, and instead would be allocable to the annual bonus fund. Excess quarterly funding not paid, but added to the annual bonus fund, is in addition to the annual bonus fund maximum of 150% of the annual target bonus fund. Payouts for the annual bonus period would be made from the aggregate funded amount in the discretion of the Committee based on company and individual performance, and could range from 0% to 200% of an individual’s funded amount for the annual bonus period (including any excess quarterly funding). The Committee chose to emphasize company performance goals for the quarterly and annual bonus plan periods given the critical importance of our short term strategic goals, but also to retain reasonable incentives and rewards for exceptional individual performance, recognizing the value of such incentives and rewards to our operational performance and to individual retention. For 2017, the LDCC set the following target bonus levels for our named executive officers:

Name	Target Bonus ($)
John Melo(1)(2)	554,166
Kathleen Valiasek(3)(4)(5)	154,876
Joel Cherry(6)(7)	172,127
Eduardo Alvarez(8)	91,026
Nicole Kelsey(9)	63,504
Raffi Asadorian(10)	—

(1)	Mr. Melo’s target bonus level was increased from 80% to 100% of annual base salary effective April 1, 2017.

(2)	Mr. Melo’s annual base salary was increased from $550,000 to $600,000 effective June 1, 2017.

(3)	Ms. Valiasek joined the company as Chief Financial Officer effective January 4, 2017.

(4)	Ms. Valiasek’s target bonus level was increased from 33% to 40% of annual base salary effective April 1, 2017.

(5)	Ms. Valiasek’s annual base salary was increased from $350,000 to $420,000 effective April 1, 2017.

(6)	Dr. Cherry’s target bonus level was increased from 35% to 50% of annual base salary effective April 1, 2017.

(7)	Dr. Cherry’s annual base salary was increased from $358,750 to $375,000 effective April 1, 2017.

(8)	Mr. Alvarez joined the company as Chief Operating Officer effective October 16, 2017.

(9)	Ms. Kelsey joined the company as General Counsel and Secretary effective August 7, 2017.

(10)	Mr. Asadorian resigned as our Chief Financial Officer effective January 4, 2017 and was not assigned a target bonus for 2017.

Based on the foregoing bonus plan structure, individual bonuses were awarded each quarter based on the LDCC’s assessment of company achievement, and with respect to the annual bonus, the LDCC’s assessment of company achievement as well as each executive officer’s contributions to such achievement, his or her progress toward achieving his or her individual goals, and his or her demonstrating our core values. Actual payment of any bonuses with respect to 2017 remained subject to the final discretion of the Committee, which may exercise only negative discretion.

Company Performance Goals.   Each quarter, company performance was measured and weighted against targets established for GAAP revenues, technical milestone dollars received, production costs and cash operating expenditures. The quarterly and annual weighting and achievement for each metric are described below.

These targets were initially discussed with our Board and the LDCC through the second half of 2016 and adopted in final form in March 2017. The targets were subsequently discussed and evaluated each quarter in 2017 and in February 2018 based on quarterly and annual performance (in February 2018, the LDCC discussed and evaluated the fourth quarter as well as the full year 2017 results) and continued development of our business and operating plans for 2017 and beyond. The specific goals comprising the targets were both qualitative and quantitative, and achievement levels were to be determined in the discretion of the LDCC following each period under the 2017 cash bonus plan.

Degree of Difficulty in Achieving Performance Goals.   The LDCC considered the likelihood of achievement when recommending and approving, respectively, the company and individual performance goals and bonus plan structures for each of the 2017 cash bonus plan periods, but it did not undertake a detailed statistical analysis of the difficulty of achievement of each measure. For 2017, the Committee considered the 70% weighted average achievement level to be attainable with normal effort, 100% to be challenging but achievable with significant effort, requiring circumstances to align as predicted, and any amounts in excess of 100% to be difficult to achieve, requiring additional sources of revenue, breakthroughs in technology, manufacturing operations, process development or business development, and exceptional levels of effort on the part of the executive team, as well as favorable external conditions.

2017 Quarterly and Annual Bonus Plan Funding and Award Decisions.   In each of May 2017, August 2017, November 2017 and February 2018, the LDCC determined that our quarterly and annual performance goals were achieved as follows:

Company Performance Goal	Weight	Weighted Achievement Level	Funding Level
Q1
GAAP Revenue	40%	40.6%
Technical Milestone Dollars	30%	31.9%
Brotas Cash Production Costs	15%	0%
Cash Opex	15%	15.1%
Total Q1	100.0%	87.5%	87.5%
Q2
GAAP Revenue	40%	43.6%
Technical Milestone Dollars	30%	38.7%
Brotas Cash Production Costs	15%	12.1%
Cash Opex	15%	14.8%
Total Q2	100.0%	109.2%	100.0	%(1)
Q3
GAAP Revenue	40%	49.8%
Technical Milestone Dollars	30%	34.6%
Brotas Cash Production Costs	15%	4.2%
Cash Opex	15%	14.0%
Total Q3	100.0%	102.6%	100.0	%(2)
Q4
GAAP Revenue	40%	46.1%
Technical Milestone Dollars	30%	32.8%
Brotas Cash Production Costs	15%	12.2%
Cash Opex	15%	14.8%
Total Q4	100.0%	105.8%	100.0	%(3)
ANNUAL
GAAP Revenue	40%	49.7%
Technical Milestone Dollars	30%	34.1%
Brotas Cash Production Costs	15%	2.0%
Cash Opex	15%	14.7%
Total Annual	100.0%	100.4%	101.0	%(4)

(1)	Excess Q2 funding was allocated to the Annual Period as carryover.

(2)	Excess Q3 funding was allocated to the Annual Period as carryover.

(3)	Excess Q4 funding was allocated to the Annual Period as carryover.

(4)	Plus excess Q2, Q3 and Q4 funding carryover.

Individual Performance Goals.

For the portion of the 2017 cash bonus plan tied to individual performance, the Committee considered several factors, including the following:

•	For our CEO, the achievement of growing GAAP revenue, meeting technical targets, developing efficient, stable and predictable manufacturing operations, managing operating expenses, improving employee engagement, maintaining a safe work environment, executive leadership and living our values.

•	For Ms. Valiasek, the achievement of obtaining financing to support our operations, meeting quarterly financial targets, developing plans for reducing the cost of goods sold, supporting operating expense planning and execution, improving finance department performance, improving enterprise resource planning systems, executive leadership and living our values.

•	For Dr. Cherry, the achievement of assisting in developing new technology projects, managing operating expenses, successfully expanding our technology platforms, operationalizing workflows between company projects, meeting technical targets, executive leadership and living our values.

For Mr. Alvarez and Ms. Kelsey, since they did not join us until the second half of 2017, the Committee considered their performance and contributions during their time with the company in 2017.

The Committee considered a variety of factors in determining, in its discretion, to award payouts under the 2017 cash bonus plan. In addition to the levels of company achievement (for the quarterly and annual portions) and individual performance (for the annual portion) categories, the Committee considered our cash needs as well as the level of performance of each named executive officer in achieving company results and their respective assigned individual goals. Based on the foregoing, and taking into account the factors described above, the Committee approved the following cash bonus awards under the 2017 cash bonus plan:

Name	2017 Cumulative Quarterly Bonus Payouts ($)	2017 Annual Portion Bonus Payout ($)	2017 Aggregate Annual and Quarterly Bonus Payouts ($)	Annual Bonus Target ($)	2017 Actual Bonus Earned as a % of Target Bonus
John Melo	270,052	311,896	581,948	554,166	105.0
Kathleen Valiasek	75,633	87,452	163,085	154,876	105.3
Joel Cherry	84,095	97,236	181,331	172,127	105.3
Eduardo Alvarez(1)	45,513	45,513	91,026	91,026	100.0
Nicole Kelsey(2)	31,752	35,713	67,465	63,504	106.2
Raffi Asadorian(3)	—	—	—	—	—

(1)	Mr. Alvarez joined us as Chief Operating Officer effective October 16, 2017. Accordingly, he was not eligible for the bonuses paid for the first, second or third quarters of 2017.

(2)	Ms. Kelsey joined the company as General Counsel and Secretary effective August 7, 2017. Accordingly, she was not eligible for the bonuses paid for the first or second quarters of 2017.

(3)	Mr. Asadorian resigned as our Chief Financial Officer effective January 4, 2017 and, therefore, was not eligible to receive a bonus in 2017.

We believe that the payment of these awards was appropriate because the 2017 cash bonus plan appropriately held our named executive officers accountable for achievement of company and individual goals, and the payouts were reasonable and appropriate in light of our progress towards our business objectives.

Discretionary Cash Bonuses. In addition to the cash bonus payments under the 2017 cash bonus plan, in 2017 the LDCC approved certain discretionary cash bonuses to our CEO and Ms. Valiasek in recognition of their exceptional individual performance. In May 2017, the LDCC approved a discretionary cash bonus for our CEO in the amount of $300,000 in recognition of his efforts in securing additional financing for us. In September 2017, the LDCC approved a discretionary cash bonus for Ms. Valiasek in the amount of $45,000 in recognition of her work in assisting in the transition to a new independent registered public accounting firm. In November 2017, the LDCC approved a discretionary cash bonus for our CEO in the amount of $200,000 in recognition of his efforts in arranging for the sale of our manufacturing facility in Brazil and related transactions, which bonus was subject to repayment in the event that the sale of the manufacturing facility and related transactions did not close by March 1, 2018. The sale of our manufacturing facility in Brazil and related transactions closed on December 28, 2017.

Further, in June 2017, the LDCC approved a discretionary cash bonus for our CEO in the amount of $140,000 in recognition of the value lost on the voiding of certain equity awards granted to him in November 2015 that, when aggregated with other equity awards granted to him in 2015, inadvertently exceeded the annual per-participant award limit contained in the 2010 EIP.

Equity Awards.   In May 2017, the LDCC approved annual equity awards for Ms. Valiasek and Dr. Cherry, and in June 2017 the LDCC approved annual equity awards for our CEO (collectively, the “focal awards”). In addition, the LDCC approved equity awards for Ms. Valiasek, Mr. Alvarez and Ms. Kelsey in connection with their hiring in January 2017, October 2017 and August 2017, respectively (collectively, the “new hire awards”).

The LDCC determined the allocation of equity awards between options and RSUs after consultation with Compensia, in evaluating the practices of our competitive market (including the Peer Group) and in consultation with management, taking into consideration, among other things, the appropriate balance between rewarding previous performance, retention objectives, upside value potential tied to our and the executive officer’s future performance and the mix of the executive officer’s current equity holdings.

With respect to the focal awards, the size of the awards varied among the applicable named executive officers based on the value of unvested equity awards already held by him or her, his or her relative contributions during 2016 and anticipated levels of responsibility for key corporate objectives in 2017. Notwithstanding our target of the 75th percentile or above of our competitive market for equity compensation, due to dilution constraints the focal awards fell below the 25th percentile of our competitive market.

With respect to the new hire awards, the size and vesting terms of the awards varied among the applicable named executive officers based on target equity compensation, as determined based on our competitive market (including the Peer Group), and anticipated levels of responsibility for key corporate objectives in 2017 and in subsequent years.

In addition, in connection with the hiring of Mr. Alvarez in October 2017, we agreed, subject to the prior approval by our Board and our stockholders, which approval is being sought at the annual meeting, and implementation, of an amendment to the company’s 2010 Equity Incentive Plan to increase the maximum number of shares that any employee may receive in any calendar year under the 2010 EIP pursuant to the grant of awards to at least 250,000 shares, to grant Mr. Alvarez an award of 250,000 restricted stock units (the “Alvarez 2018 Award”) on or before the earlier of (i) July 1, 2018 and (ii) our entering into a definitive agreement relating to a proposed change of control (as defined in the Severance Plan (as defined below)). The Alvarez 2018 Award, if granted, would fully vest on October 1, 2019. In the event that the number of shares authorized under the 2010 EIP is insufficient to enable us to grant the full Alvarez 2018 Award to Mr. Alvarez on or before the award deadline, then we will grant to Mr. Alvarez a cash-based incentive award designed to provide him with a cash payment on October 1, 2019 (the “Date of Determination”) equal to the value Mr. Alvarez would have been entitled to receive if the full Alvarez 2018 Award had been granted, less the value of any portion of the Alvarez 2018 Award actually granted to Mr. Alvarez, in each case measured as of the Date of Determination, which cash-based award would fully vest on the Date of Determination.

Severance Plan.   In November 2013, the LDCC adopted the Amyris, Inc. Executive Severance Plan (or the “Severance Plan”). The Severance Plan had an initial term of 36 months and thereafter will be automatically extended for successive additional one-year periods unless we provide six months’ notice of non-renewal prior to the end of the applicable term. In May 2016 and May 2017, the LDCC reviewed the terms of the Severance Plan and elected to allow it to automatically renew upon the expiration of its initial term in November 2016 and renewal term in November 2017, respectively. The LDCC adopted the Severance Plan to provide a consistent and updated severance framework for our executive officers that aligns with peer practices. All continuing named executive officers, and all senior level employees of Amyris that are eligible to participate in the Severance Plan (or, collectively, the “participants”), have entered into participation agreements to participate in the Severance Plan. The benefits under the Severance Plan supersede and replace any rights the participants have in connection with any change of control or severance benefits contained in such participants’ employment offer letters, equity award agreements or any other agreement that specifically relates to accelerated vesting of equity awards. Mr. Asadorian received certain benefits under the Severance Plan in connection with his separation in January 2017. In addition, Mr. Alvarez’s participation agreement provides that in the event that following the grant and prior to full vesting of Mr. Alvarez’s new hire awards and the Alvarez 2018 Award (including the cash-based award, if any) (collectively, the “Alvarez Equity Awards”), Mr. Alvarez’s employment terminates in circumstances entitling him to severance benefits under the Severance Plan (whether before or after a change of control (as defined in the Severance Plan)) (a “Qualifying Termination”), then upon such Qualifying Termination the vesting and exercisability of each Alvarez Equity Award will be automatically accelerated in full and the forfeiture provisions and/or company right of repurchase of each Alvarez Equity Award will automatically lapse accordingly, with the amount of the cash-based award, if any, to be determined as of the date of the Qualifying Termination (with the Date of Determination deemed to be the date of such Qualifying Termination for such purpose).

We believe that the Severance Plan appropriately balances our need to offer a competitive level of severance protection to our executive officers and to induce them to remain in our employ through the potentially disruptive conditions that may exist around the time of a change in control, while not unduly rewarding executive officers for a termination of their employment.

Other Executive Benefits and Perquisites.   We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a Section 401(k) plan with an employer matching contribution.

We believe that these benefits are generally consistent with those offered by other companies with which we compete for executive talent.

Some of the executive officers whom we have hired, including Mr. Asadorian, Mr. Alvarez and Ms. Kelsey, held positions in locations outside of Northern California at the time they agreed to join us. We have agreed in these instances to pay certain relocation and travel expenses to these executive officers, including housing and rental car expenses. Given the high cost of living in the San Francisco Bay Area relative to most other metropolitan areas in the United States, we believe that for us not to be limited to hiring executives located near our headquarters in Emeryville, California, we must be willing to offer to pay an agreed upon amount of relocation costs.

Other Compensation Practices and Policies.   The following additional compensation practices and policies apply to our executive officers in 2017:

Timing of Equity Awards.   The timing of equity awards has been determined by our Board or the LDCC based on our Board’s or the LDCC’s view at the time regarding the adequacy of executive equity interests in us for purposes of retention and motivation.

In November 2017, our Board ratified our existing policy regarding equity award grant dates, fixing grant dates in an effort to ensure the integrity of the equity award granting process. This policy took effect beginning with equity awards granted after the original adoption of the policy in March 2011. Under the policy, equity awards are generally granted on the following schedule:

•	For equity awards to ongoing employees, the grant date is set as the first business day of the week following the week in which the award is approved; and

•	For equity awards to new hires, the grant date is set as the first business day of the week following the later of the week in which the award is approved or the week in which the new hire commences his or her employment.

Tax Considerations.   Generally, Section 162(m) of the Code (“Section 162(m)”) disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid for any fiscal year to their chief executive officer and up to three other executive officers (other than the chief financial officer) whose compensation is required to be disclosed to their stockholders under the Securities Exchange Act of 1934 because they are our most highly-compensated executive officers. Remuneration in excess of $1 million is exempt from this deduction limit if it qualifies as “performance-based compensation” within the meaning of Section 162(m) with respect to taxable years beginning on or before December 31, 2017 and payable pursuant to a binding written agreement in effect on November 2, 2017.

To date, the Committee has not taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. However, the 2010 EIP includes various provisions designed to allow us to qualify stock options and other equity awards as “performance-based compensation” under Section 162(m), including a limitation on the maximum number of shares subject to awards that may be granted to an individual under the 2010 EIP in any one year. Among other requirements, for certain awards granted under the 2010 EIP to qualify as fully deductible performance-based compensation under Section 162(m), our stockholders were required to re-approve the 2010 EIP on or before the first annual meeting of stockholders at which directors were to be elected that occurred after the close of the third calendar year following the calendar year of our initial public offering. We sought and received such approval at our 2012 annual meeting of stockholders. Section 162(m) also requires re-approval of the 2010 EIP by stockholders after five years if the compensation committee has retained discretion to select the criteria used to set performance goals under the 2010 EIP from year to year. The 2010 EIP permits the LDCC to choose from among several objective performance measures as the basis for the granting and/or vesting of “performance-based” equity compensation under the 2010 EIP. Accordingly, we sought and received such approval at our 2017 annual meeting of stockholders.

The exemption from Section 162(m)’s deduction limit for “performance-based compensation” has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. The LDCC cannot determine with certainty how the deduction limit of Section 162(m) may impact our executive compensation programs in future years. While the LDCC has not adopted a formal policy regarding tax deductibility of the compensation paid to our executive officers, tax deductibility under Section 162(m) is a factor in its compensation deliberations. However, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief for certain arrangements in place as of November 2, 2017 under the legislation repealing Section 162(m)’s exemption from the deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will. The LDCC seeks to balance the cost and benefit of tax deductibility with our executive compensation goals designed to promote long-term stockholder interests, and therefore may, in its discretion, authorize compensation payments that do not consider the deductibility limit imposed by Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and to be in the best interests of the company and our stockholders. Accordingly, we expect that a portion of our future cash compensation and equity awards to our executive officers will not be deductible under Section 162(m).

Compensation Recovery Policy.   We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, our Board or the LDCC would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement or other adjustment. We anticipate that our Board or the LDCC will adopt a policy regarding restatements in the future based on anticipated SEC and NASDAQ regulations requiring listed companies to have a policy that requires repayment of incentive compensation that was paid to current or former executive officers in the three fiscal years preceding any restatement due to material noncompliance with financial reporting requirements.

Stock Ownership Policy.   We have not established stock ownership or similar guidelines with regard to our executive officers. All of our executive officers currently have a direct or indirect, through their stock option holdings, equity interest in our company and we believe that they regard the potential returns from these interests as a significant element of their potential compensation for services to us.

Insider Trading Policy and Hedging Prohibition.   We have an Insider Trading Policy that, among other things, prohibits our employees, officers and directors from trading in our securities while in possession of material, non-public information. In addition, under our Insider Trading Policy, our employees, officers and directors may not acquire, sell or trade in any interest or position relating to the future price of our securities (such as a put option, a call option or a short sale).